

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 1, 2013

<u>Via E-mail</u>
Mr. Blair Sorby
Chief Executive Officer
Resolute Oncology, Inc.
4759 Kester Avenue
Sherman Oaks, CA 91403

> **Re: Resolute Oncology, Inc.**
> **Form 10-K for the Year Ended**
> **December 31, 2012**
> **Filed March 28, 2013**
> **File No. 333-166848**

Dear Mr. Sorby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Interim Period Ended March 31, 2013</u>

<u>Financial Statements, page 2</u>

<u>Note 8 – Subsequent Events, page 8</u>

1. We note your disclosure that on May 8, 2013, you completed the acquisition of Resolute Oncology GmbH, a newly-formed, single product company, from Oncocorp GmbH, a private pharmaceutical company selling cancer products in Germany. When a registrant ceases to be a shell company as the result of a business acquisition, a Form 8-K that includes Items 2.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition transaction. Despite the notification on the cover page of the amended Form 10-Q that you were not a shell company, it appears to us that you were a shell company (as defined by Rule 12b-2 of the Exchange Act) immediately prior

to the acquisition of Resolute Oncology GmbH because you had nominal operations and assets consisting of cash and cash equivalents and nominal other assets. We also note your disclosure in Management's Discussion and Analysis on page 10 of this filing that as of December 31, 2012, you have suspended your plan of operation as it relates to the exploration of your Portage Bay property and are investigating other business opportunities to enhance shareholder value. Accordingly, please file a Form 8-K under Items 2.01, 5.06 and 9.01 to provide the necessary Form 10 information, historical financial statements of Resolute Oncology GmbH and pro forma financial information giving effect to the acquisition or please tell us in detail why such a filing is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Brian Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining